March 21, 2025

Adel Al-Saleh
Chief Executive Officer
SES S.A.
Ch  teau de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg

       Re: SES S.A.
           Correspondence Submitted March 7, 2025
           Amendment No. 1 to Draft Registration Statement on Form S-4 CIK No. 0001347408
Dear Adel Al-Saleh:

       We have reviewed your correspondence and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4
Presentation of Financial and Other Information, page 2

1. In your response to prior comment one of our letter dated December 5, 2024, you identify a number of factors as to why you lack sufficient information to determine a reasonable fair value of the CVRs to present in the pro forma financial information.
       You further indicate that once the acquisition has closed, you intend to engage a valuation specialist to perform purchase price allocation for purposes of business combination accounting and to assist in the assessment of the fair value of the CVRs.
       However, the factors you identify appear to relate to uncertainties that would still be present once the acquisition has closed, rather than specific information that you need to estimate the fair value, incorporating these uncertainties. Please further clarify how
 March 21, 2025
Page 2

       you considered including a provisional amount for this liability in a future amendment as of the most recent practicable date prior to the effectiveness of your registration statement or presenting a range of possible outcomes. Clarify the specific information that you do not have with respect to facts and circumstances that exist as of this date preventing you from estimating a provisional amount. Also, tell us how you considered information used in the negotiations of the terms of this transaction in determining a provisional amount or a range of possible outcomes. In this regard, your disclosures should include information that will enable readers to understand the magnitude of the liability. Refer to Article 11-02(a)(10) and(11)(ii)(A) and (B) of
       Regulation S-X.
2. Clarify how you will evaluate whether the factors used by the valuation specialist to determine the fair value of the CVRs after the acquisition has closed reflect information about facts and circumstances that existed as of the acquisition date rather than results from events that occurred after the acquisition date. In this regard, your response appears to refer to activities and events that will take place after the acquisition has closed that you will use to determine the fair value. Refer to paragraphs 45 and 47 and IFRS 3.
3. We will review your pro forma information and disclosures, once included in a future amendment with your updated financial statements for the year ended December 31,
       2024, and may have additional comments with respect to the CVRs.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology